[LETTERHEAD OF MORGAN LEWIS]

Emilio Ragosa 609.919.6633 eragosa@morganlewis.com

December 18, 2006

VIA FAX AND EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 6010

Washington, D.C. 20549

Attn: Jeffrey P. Riedler, Assistant Director

Re:	Cytogen Corporation
Registration Statement on Form S-3 Filed on December 12, 2006
(File Number 333 139264)

Dear Ladies and Gentlemen:

On behalf of Cytogen Corporation (the “Company” or “Cytogen”), this letter is being submitted in response to a comment received from the staff of the Securities and Exchange Commission (the “Commission”) by letter dated December 15, 2006 regarding the above-captioned filing (the “Registration Statement”). The response below is based in all respects on information provided to Morgan, Lewis & Bockius LLP by representatives of the Company. In addition to this letter, we are filing Amendment No. 1 to the Registration Statement incorporating the response below.

Comment 1:

It does not appear your document identifies your certifying accountants nor does your list of exhibits appear to reference an accountant’s consent. Please revise your document to provide for this information or explain to us why you do not have to provide this information.

Response to Comment 1:

In response to the Commission’s comment, we have identified the Company’s certifying accountants in the Registration Statement and have included references to the accountants’

Securities and Exchange Commission

Division of Corporate Finance

December 18, 2006

consents in the list of exhibits on page 28. We have also included the consents of the certifying accountants as Exhibits 23.1 and 23.2 to the Registration Statement.

I trust that the foregoing addresses your concerns. Please do not hesitate to call me at (609) 919-6633 with your response or should you have any questions or concerns.

Sincerely,

/s/ Emilio Ragosa